Exhibit 21.1

As of September 30, 2013, Moxian Group Holdings, Inc. (the “Company”) had the following subsidiary:

Name	Jurisdiction	Equity Owners and Percentage of Equity Securities Held

Moxian Group Limited	British Virgin Islands	100% owned by the Company

Moxian (Hong Kong) Limited	Hong Kong	100% owned by Moxian Group Limited

Moxian Technologies (Shenzhen) Co., Ltd.	PRC	100% owned by Moxian (Hong Kong) Limited

Moxian Malaysia SDN BHD	Malaysia	100% owned by Moxian (Hong Kong) Limited